

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Via E-mail
Philipp Lang, M.D.
Chief Executive Officer
ConforMIS, Inc.
28 Crosby Drive
Bedford, MA 01730

>   **Re: ConforMIS, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 22, 2015**
>   **File No. 333-204384**

Dear Dr. Lang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Inside front prospectus cover

1.   If your implant itself is not 3D printed, please revise your graphics to remove any implication to the contrary.

A significant portion of our total outstanding shares, page 56

2.   Please reconcile your disclosure here regarding the total number of shares underlying warrants upon the closing of this offering with your disclosure on page 8.

Credit facilities, page 82

3.   Please expand your response to prior comment 3 to tell us when you last provided projections, the extent to which your current results are achieving those projections, and the extent that your currently disclosed financial trends must change for you to achieve the projections.

Clinical Studies, page 111

4.   We note your disclosure added in response to prior comment 4. Please tell us the portion of the studies that showed that there was no statistically significant difference relative to those that showed a statistically significant difference. It remains unclear how your disclosure of study results is a balanced presentation of studies of your product.

5.   Please expand your response to prior comment 5 to tell us whether you believe any of the disclosure regarding clinical studies in your prospectus is made on the authority of an expert or is a copy or extract from a report of an expert as contemplated by Section 11(b) of the Securities Act.

Patent rights, page 117

6.   Please revise your disclosure to reflect the substance of the first sentence of your response to prior comment 7 so that investors are able to draw correct conclusions from your disclosures like on page 35 regarding the risk that you "could lose license rights that are important to [y]our business." Also, from your existing disclosure, it remains unclear how investors can evaluate the risk that you present on page 35 if you do not disclose the obligations that are the subject of the risk; please advise or revise.

Licenses to others, page 118

7.   Please expand your response to prior comment 2 to provide us your analysis supporting your materiality conclusions; include the effect on your quarterly revenue, cash balance and cash flows. Also please tell us how you believe investors would understand the substance of the last two sentences of the first paragraph of your response to prior comment 2 from the information currently included in your prospectus.

2015 employee bonus and stock incentive plan, page 144

8.   Please file as an exhibit the plan mentioned in this section.

Certain Relationships and Related-Persons Transactions, page 148

9.   Please tell us when the 10 days mentioned in the third sentence of section 2 in exhibit 10.30 began to run. Also, we note that section 2 provides that Stanhope is "firmly

bound" to its election; please provide us your analysis of how an investor being bound at that time is consistent with Section 5 of the Securities Act.

Principal Stockholders, page 154

10.   Please provide us your analysis of the authority on which you rely for the conclusion in the last sentence of your response to prior comment 11. Include in your response any information you have regarding who makes voting and investment decisions regarding your securities held in the name of the entities that are the subject of the last sentence of your response to prior comment 11.

11.   Given your response to prior comment 11 and the disclosure in notes 1 and 5 of your beneficial ownership table, please tell us why the beneficial ownership of Procific and Stanhope are presented on separate rows in the table rather than aggregated in a single row to reflect, if true, that the voting and investment powers over those shares are held by the same owners.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Richard A. Hoffman, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP